Exhibit 1

Investor Contact:	Media Contact:
Larry Dennedy/Bob Sandhu	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND CAPITAL MAILS DEFINITIVE PROXY STATEMENT TO MOTIENT
CORPORATION STOCKHOLDERS TO BEGIN SOLICITING VOTES FOR ITS
BOARD NOMINEES
Highland Nominees Send Letter to Motient Stockholders Outlining Plan
to Maximize Stockholder Value

     DALLAS, TX, June 22, 2006 — Highland Capital Management, L.P. announced today that it has commenced the mailing of its definitive proxy statement to Motient Corporation’s (PINK: MNCP) stockholders to solicit votes for its proposals at Motient’s Annual Meeting of Stockholders to be held on July 12, 2006. Highland Capital is Motient’s largest stockholder, beneficially owning approximately 14.3% of its outstanding common stock. Highland seeks support from its fellow Motient stockholders for its proposals, which include replacing Motient’s existing Board with a slate of eight highly-experienced and well-respected nominees, rejecting the ratification of the reappointment of Friedman LLP as Motient’s independent auditor, and rejecting the proposed 2006 Motient Corporation Equity Incentive Plan and the corresponding cancellation of Motient’s 2002 Stock Option Plan and Motient’s 2004 Restricted Stock Plan.
     Additionally, Highland said it is mailing a letter to Motient stockholders on behalf of Highland’s nominees to the Board of Directors. Among other things, the nominees’ letter details some of their plans to maximize Motient’s value for the benefit of all stockholders. The letter also criticizes Motient’s proposed transaction with SkyTerra Communications, Inc. (OTCBB: SKYT) as being structurally and financially flawed and raising serious corporate governance concerns.
     The text of the letter follows:

June 22, 2006
Dear Motient Stockholder:
We are the director candidates nominated by Highland Capital Management, L.P. and its affiliates for election to the Board of Directors of Motient Corporation, and are writing to ask for your support. We believe replacing Motient’s Board is the only way to realize the significant potential value of Motient’s assets. As experienced, independent and principled director nominees, we have what we believe to be a much better plan to maximize Motient’s value for the benefit of all stockholders, and it starts with:
THE RIGHT DEAL AT THE RIGHT TIME
If we are elected, we will aggressively explore strategic alternatives that will directly benefit all stockholders. We strongly oppose Motient’s most recent proposed transaction with SkyTerra as we do not believe it to be in the best interests of all Motient stockholders. We believe the deal is structurally and financially flawed and raises serious corporate governance concerns. Consider the following:
•	Motient, as a corporate entity, and its stockholders, personally, each will incur a significant tax burden upon consummation of the transaction.

•	It does not appear that Motient will receive a control premium in exchange for MSV despite the fact that upon the close of the transaction, SkyTerra will have a controlling stake in MSV. Currently, no entity has a controlling equity stake in MSV.

•	Motient will not receive significant representation on SkyTerra’s board despite majority ownership. Motient will be entitled to one Board representative, approved at the sole discretion of SkyTerra.

•	It was structured so that stockholders are not able to vote on the transaction.
PROPOSED SKYTERRA DEAL DELIVERS NEAR-TERM ECONOMIC HARM
WITH NO CLEAR PATH TO MAXIMIZING VALUE
Motient’s current Board and management promise that “value maximization” will be achieved through this transaction, yet provide little explanation as to how this would occur. In effect, they are asking stockholders to incur significant current expense in exchange for vague promises of potential future gain from another possible transaction that may or may not happen sometime down the road. Consider these questions:
•	Why structure the proposed SkyTerra transaction in this manner? If Motient’s Board and management are truly looking to simplify the company’s ownership structure in a manner that is beneficial to all stockholders, why not consummate a transaction (using appropriate valuations) where SkyTerra transfers its ownership in MSV to Motient? This solution would truly simplify the structure and would result in Motient’s clear ownership and control of MSV and TerreStar. Motient could then evaluate whether or not it is advantageous to spin-out MSV in a more tax-efficient transaction. Presumably, if Motient owns more than 50% of MSV, the problems Motient is currently facing with respect to the application of the Investment Company Act of 1940 will be eliminated.

•	Upon consummation of the proposed SkyTerra transaction, what financing options will be available to Motient and specifically to TerreStar to fund its build-out, and how would that impact Motient’s future value? For example, if Motient were to do an equity offering to raise additional capital for TerreStar, would Motient stockholders risk further dilution given the recent decline in Motient’s stock price?

•	How does this transaction add value both today and in the long-term? How can this transaction really be the best way to facilitate value-maximizing future deals? Why are Motient’s Board and management apparently allowing SkyTerra to determine the destiny of Motient’s stockholders?
In short, we believe you will suffer near-term economic harm with this proposed transaction. We believe it is unacceptable for Motient’s current Board and management to allow their own stockholders to incur such significant costs without knowing what benefits, if any, will be received in return.
Interestingly, since Motient and SkyTerra announced their proposed transaction on May 8, 2006, Motient’s stock price has dropped nearly 25%, yet SkyTerra’s stock price has risen about 1% (based on June 21, 2006 closing prices). We see the heavy trading volume and rapidly declining price of Motient stock as an indication that investors are “voting against” the proposed SkyTerra transaction.
* Compiled from publicly available information.

PROTECT YOUR INVESTMENT — VOTE THE GOLD PROXY CARD TODAY
In our view, Motient’s current and proposed directors are not acting in your best interest, as evidenced by what we believe to be Motient’s unacceptable history of:
•	related party transactions and conflicts of interest by the current Board and management;

•	mismanagement, lack of vision and questionable decisions;

•	extensive financial reporting issues and numerous restatements of financials; and

•	disappointing financial results.
We believe Motient has tremendous growth potential, but are convinced, based on the past actions and conflicts of the Motient Board and management, that Motient will never realize this potential unless the current Motient Board is completely removed.
Motient claims that Highland has an agenda. We believe that Highland most assuredly does — to see stockholder value maximized. As Motient’s largest stockholder, we believe that Highland’s interests are aligned with yours. As nominees to Motient’s Board of Directors, our job, if elected, will be to represent all stockholders equally and to enhance Motient’s value for your benefit.
ELECT INDEPENDENT, HIGHLY-EXPERIENCED AND WELL-RESPECTED
NOMINEES
We believe that our slate consists of nominees with the experience, ethics and independence that Motient stockholders deserve on their Board. Collectively, we have over 120 years of experience in the satellite, media and telecommunications industries. The slate also includes individuals with extensive expertise in the areas of finance, accounting, asset valuation analysis and corporate governance. We believe each nominee’s track record speaks for itself, and if elected, we intend to apply our experience and knowledge toward achieving the highest and best use of Motient’s valuable assets for the benefit of all stockholders. In fact, we have already begun.
OUR PLAN FOR A BETTER MOTIENT
We believe the actions of Motient’s Board and senior management have siphoned value away from the company and its stockholders, and that it is imperative to work aggressively to address what we see as Motient’s many problems, as rapidly as possible. To that end, we are taking steps now to hit the ground running if elected, and have already held “Board” meetings both in-person and telephonically.
As noted above, if elected, we will aggressively explore all courses of action to realize Motient’s potential short-term and long-term value for all stockholders. Potential actions include, but are not limited to, mergers, acquisitions, joint ventures, consolidations of assets, partnerships, business collaborations, and operational restructurings. We also will hire independent and reputable financial advisers to help evaluate potential strategic alternatives.
Should we be elected, we intend to recruit an executive management team with relevant expertise, and will immediately initiate a search for a Chief Executive Officer and Chief Financial Officer, positions that currently remain vacant at Motient. The full Board slate has already interviewed three nationally recognized executive search firms, and we are prepared to retain such a firm to assist with the search on day one.
In addition, we have elected fellow nominee Charles Maynard to serve as Interim Chief Executive Officer to ensure a quick start and smooth transition. Charlie has spent the past 30 years in top-level management at telecommunications, wireless and satellite companies. His responsibilities have included mergers and acquisitions, business planning, product conceptualization and development, as well as general profit and loss management. We believe he will ably lead Motient while we conduct a search for a permanent CEO.
We also intend to:
•	perform a strategic review of existing operations, with a focus on eliminating the operating losses that Motient has consistently produced;

•	help management successfully navigate market and regulatory challenges;

•	communicate often, openly and effectively with Motient stockholders regarding events and transactions that are of material importance to their investment; and

•	oversee the implementation of a well-considered strategic plan to achieve the highest and best use of Motient’s unique spectrum assets.
As we hope you can see, we, as Highland’s nominees to the Motient Board of Directors, are highly committed to working to correct what we see as mismanagement at Motient, with the aim of realizing Motient’s significant potential for the sole benefit of you, its stockholders. We ask that you allow us the opportunity to work for you by electing us as your new Board of Directors at Motient.
PROTECT YOUR INVESTMENT — ELECT NEW DIRECTORS WHO WILL
REALIZE MOTIENT’S GREAT POTENTIAL FOR YOUR BENEFIT.
SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY.
If you have any questions about our solicitation, or need assistance in voting your GOLD proxy card, please call our proxy solicitors, MacKenzie Partners, Inc., Toll-Free at (800) 322-2885 or (212) 929-5500 (call collect). Please see www.ABetterMotient.com for additional information.
Thank you for your careful consideration.
Sincerely,

/s/ Eugene E. Sekulow	/s/ Steven S. Turoff

/s/ David R. Van Valkenburg	/s/ John J. Ray III

/s/ Charles Maynard	/s/ Jeffrey E. Ginsberg

/s/ George A. Overstreet Jr.	/s/ Niles K. Chura
Candidates for Election to Motient Corporation’s Board of Directors,
Nominated by Highland Capital Management, L.P.

About Highland Capital Management, L.P.
Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
IMPORTANT INFORMATION
HIGHLAND STRONGLY ADVISES ALL SECURITY HOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY HIGHLAND AND THE OTHER PARTICIPANTS IN THE SOLICITATION FOR USE AT THE COMPANY’S ANNUAL MEETING SCHEDULED TO BE HELD ON JULY 12, 2006. SUCH DEFINITIVE PROXY STATEMENT IS AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV, AT HIGHLAND’S PROXY WEBSITE AT HTTP://WWW.ABETTERMOTIENT.COM OR BY CONTACTING HIGHLAND’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5550.
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